

Mail Stop 4631

August 8, 2017

Via E-Mail
Thanh H. Lam
Chief Executive Officer
Nova Lifestyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re:** **Nova Lifestyle, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 13, 2017**
> **File No. 333-219263**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed April 14, 2017**
> **File No. 001-36259**

Dear Mr. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

The Company, page 1

1. Please revise to clarify, if true, that you do not intend to incorporate your website and its contents into your prospectus.

Exhibit Index, page 18

2. Please file the form of underwriting agreement, warrant agreement, form of unit agreement and form of pledge agreement prior to effectiveness of the registration statement.

3. We note your reference to a Form of Indenture filed as Exhibit 4.2 in the exhibit index, while disclosure in the first paragraph in the Description of Debt Securities section on page 7 appears to contemplate separate senior and subordinated indentures. Please file the forms of the senior and subordinated indentures as separate exhibits to the registration statement prior to effectiveness in order to qualify these indentures, as required by Section 309(a)(1) of the Trust Indenture Act of 1939. For additional guidance, refer also to our Trust Indenture Act C&DIs Question 201.02.

4. Please list a statement of eligibility of trustee for each of the indentures as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately the Form T-1 under the electronic form type "305B2" in the notes to the index, and also include the undertaking required by Item 512(j) of Regulation S-K. For further guidance, please refer to Trust Indenture Act of 1939 C&DIs Questions 206.01 and 220.01.

Legal Opinion, Exhibit 5.1

5. We note that the legal opinion is limited to the laws of the state of Nevada. Please confirm that your forms of warrant agreement and unit agreement will be governed by the laws of the State of Nevada. If governed by any other state, the opinion should be revised to include the laws of such state.

Form 10-K for Fiscal Year Ended December 31, 2016

General

6. Where a comment on the Form 10-K also may apply to the Form S-3 filed July 13, 2017, please amend the Form S-3 to so address.

Management's Discussion and Analysis, page 21

Results of Operations, page 27

7. In your analysis of net sales, you state that North American sales decreased 23% to $58.20 million for the year ended December 31, 2016, compared to $75.45 million in 2015, as you "aggressively changed our product mix and our sales and marketing strategies with the aim of diversifying sales. We sold high quality products while offering

discounts during our promotion period, which lasted throughout the second and third quarter of 2016. We continued to increase marketing efforts in the U.S. markets while maintaining our marketing efforts and existing customer base in Europe." Please address the following:

- It appears the change in product mix and your sales and marketing strategies did not have a favorable impact on North American sales. Given that your North American sales represented 63% of your consolidated net sales for 2016, please expand your disclosures to explain the reason(s) for the changes and why such changes did not yield the anticipated results.

- We note from pages 24 and F-13 that amounts for product returns, customer discounts cost for the replacement parts were "immaterial" in both 2016 and 2015. However, your disclosures related to the significant decrease in your North American sales as noted above would appear to suggest that offering discounts was a factor that materially impacted your results of operations for the period presented. Please help reconcile this apparent inconsistency between your disclosures. Please address your accounting for sales discounts and expand your disclosures to include your accounting policy for such sales discounts and quantify the amounts recognized for each of the periods presented.

- We note the same explanation above is provided for the 27% decrease in North American sales in the first quarter of 2017 (page 25 of the March 31, 2017 Form 10-Q). It is unclear how discounts provided in the second and third quarters of 2016 would contribute to the change in North American sales between the first quarters of 2017 and 2016. Please address or revise as applicable.

Note 5 – Advance to Suppliers, page F-21

8. We note your advance to suppliers' balances of $21,114,676 and $13,669,752 as of March 31, 2017 and December 31, 2016, respectively, increased significantly when compared to the $7,936,141 outstanding as of December 31, 2015. Please expand your disclosures to address your accounting policy related to your advances to suppliers. Please ensure your expanded disclosures discuss the nature of these supplier prepayments, specifically addressing the typical time it takes to receive delivery of these products and how the Company considers the need for a reserve if any when there is a risk that such products may not be delivered. In regards to each of the periods presented, please expand to discuss the underlying reasons for the sudden increase in your advances to suppliers and whether any known material trends exist that are impacting your results of operations. Finally please tell us how much of the advances to suppliers at December 31, 2016 and March 31, 2017 have been subsequently delivered.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Ameen Hamady, Staff Accountant at (202) 551-3891 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
Jeffrey Li, Esq.